Exhibit 99.1

TABLE OF DEFINITIONS

ACSAL	ACSAL HOLDCO, LLC

AeroTurbine	AeroTurbine, Inc.

AerCap, we, us or the Company	AerCap Holdings N.V. and its subsidiaries

AerCap Trust	AerCap Global Aviation Trust

AICDC	AerCap Ireland Capital Designated Activity Company (formerly registered as AerCap Ireland Capital Limited), a designated activity company with limited liability incorporated under the laws of Ireland

AIG	American International Group, Inc.

Airbus	Airbus S.A.S.

ALS II	Aircraft Lease Securitisation II Limited

AOCI	Accumulated other comprehensive income (loss)

Boeing	The Boeing Company

ECA	Export Credit Agency

ECAPS	Enhanced Capital Advantaged Preferred Securities

Embraer	Embraer S.A.

EOL	End of lease

Ex-Im	Export-Import Bank of the United States

FASB	Financial Accounting Standards Board

GECC	General Electric Capital Corporation

ILFC	International Lease Finance Corporation

LIBOR	London Interbank Offered Rates

MR	Maintenance reserved

Part-out	Disassembly of an aircraft for the sale of its parts

PB	Primary beneficiary

SEC	U.S. Securities and Exchange Commission

U.S. GAAP	Accounting Principles Generally Accepted in the United States of America

VIE	Variable interest entity

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2017 and December 31, 2016	4
Unaudited Condensed Consolidated Income Statements for the Three and Nine Months ended September 30, 2017 and 2016	5
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months ended September 30, 2017 and 2016	6
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2017 and 2016	7
Notes to the Unaudited Condensed Consolidated Financial Statements	9

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2017 and December 31, 2016

	Note	September 30, 2017	December 31, 2016
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents		$1,454,233	$2,035,447
Restricted cash		331,964	329,180
Trade receivables		76,107	64,923
Flight equipment held for operating leases, net	4	31,578,319	31,501,973
Maintenance rights intangible and lease premium, net	5	1,673,442	2,167,925
Flight equipment held for sale	6	200,431	107,392
Net investment in finance and sales-type leases		986,502	755,882
Prepayments on flight equipment	22	3,331,830	3,265,979
Other intangibles, net	7	363,306	397,101
Deferred income tax assets	13	214,973	215,445
Other assets	8	795,623	779,206
Total Assets		$41,006,730	$41,620,453

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	10	$1,033,227	$1,132,536
Accrued maintenance liability	11	2,568,184	2,750,576
Lessee deposit liability		829,152	859,099
Debt	12	27,287,634	27,716,999
Deferred income tax liabilities	13	685,938	578,979
Commitments and contingencies	22
Total Liabilities		32,404,135	33,038,189

Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of September 30, 2017 and December 31, 2016; 172,847,345 and 187,847,345 ordinary shares issued and 158,015,881 and 176,247,154 ordinary shares outstanding (including 2,805,996 and 3,426,810 unvested restricted stock) as of September 30, 2017 and December 31, 2016, respectively	14, 19	2,117	2,282
Additional paid-in capital	14	3,926,837	4,505,019
Treasury shares, at cost (14,831,464 and 11,600,191 ordinary shares as of September 30, 2017 and December 31, 2016, respectively)	14	(695,252)	(490,092)
Accumulated other comprehensive loss	14	(347)	(1,769)
Accumulated retained earnings	14	5,313,120	4,509,007
Total AerCap Holdings N.V. shareholders’ equity		8,546,475	8,524,447
Non-controlling interest	14	56,120	57,817
Total Equity		8,602,595	8,582,264
Total Liabilities and Equity		$41,006,730	$41,620,453

Supplemental balance sheet information - amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$125,805	$118,297
Flight equipment held for operating leases, net		3,076,409	3,016,373
Assets other than restricted cash and flight equipment held for operating leases, net		110,000	50,665

Accrued maintenance liability		$161,885	$175,604
Debt		1,543,369	1,313,807
Liabilities other than accrued maintenance liability and debt		114,757	107,207

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Nine Months Ended September 30, 2017 and 2016

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2017	2016	2017	2016
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue		$1,201,441	$1,179,849	$3,515,965	$3,646,751
Net gain on sale of assets		63,715	22,397	180,568	79,841
Other income	16	8,752	23,814	77,951	56,982
Total Revenues and other income		1,273,908	1,226,060	3,774,484	3,783,574
Expenses
Depreciation and amortization	4, 7	428,327	439,905	1,301,873	1,357,803
Asset impairment	17	45,603	15,077	50,903	70,179
Interest expense	12	280,195	273,905	840,891	839,182
Leasing expenses		137,834	128,675	396,588	439,224
Restructuring related expenses	18	—	28,976	14,605	45,117
Selling, general and administrative expenses	15	83,920	80,750	252,035	254,244
Total Expenses		975,879	967,288	2,856,895	3,005,749
Income before income taxes and income of investments accounted for under the equity method		298,029	258,772	917,589	777,825
Provision for income taxes	13	(34,158)	(42,711)	(114,699)	(112,784)
Equity in net earnings of investments accounted for under the equity method		2,232	4,317	7,319	9,060
Net income		$266,103	$220,378	$810,209	$674,101
Net (income) loss attributable to non-controlling interest		(256)	5,249	(309)	7,879
Net income attributable to AerCap Holdings N.V.		$265,847	$225,627	$809,900	$681,980

Basic earnings per share	19	$1.68	$1.24	$4.95	$3.61
Diluted earnings per share	19	$1.62	$1.22	$4.77	$3.55

Weighted average shares outstanding - basic		158,372,466	181,710,294	163,769,226	188,752,244
Weighted average shares outstanding - diluted		164,411,228	185,326,517	169,836,856	191,874,286

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Nine Months Ended September 30, 2017 and 2016

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(U.S. Dollars in thousands)
Net income attributable to AerCap Holdings N.V.	$265,847	$225,627	$809,900	$681,980

Other comprehensive income (loss):
Net change in fair value of derivatives (Note 9), net of tax of $(388), $(256), $(203) and $403, respectively	2,719	1,792	1,422	(2,824)

Total other comprehensive income (loss)	2,719	1,792	1,422	(2,824)

Total comprehensive income attributable to AerCap Holdings N.V.	$268,566	$227,419	$811,322	$679,156

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2017 and 2016

	Nine Months Ended September 30,
	2017	2016
	(U.S. Dollars in thousands)
Net income	$810,209	$674,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,301,873	1,357,803
Asset impairment	50,903	70,179
Amortization of debt issuance costs and debt discount	50,099	41,657
Amortization of lease premium intangibles	10,828	15,217
Amortization of fair value adjustments on debt	(154,336)	(265,520)
Accretion of fair value adjustments on deposits and maintenance liabilities	24,205	40,188
Maintenance rights write off (a)	405,406	484,059
Maintenance liability release to income	(184,940)	(308,810)
Net gain on sale of assets	(180,568)	(79,841)
Deferred income taxes	106,745	107,808
Restructuring related expenses	5,097	33,588
Other	101,159	110,125
Changes in operating assets and liabilities:
Trade receivables	(2,688)	73,745
Other assets	76,124	151,999
Accounts payable, accrued expenses and other liabilities	(4,211)	(60,306)
Net cash provided by operating activities	2,415,905	2,445,992
Purchase of flight equipment	(2,268,294)	(1,813,584)
Proceeds from sale or disposal of assets	1,200,732	1,828,122
Prepayments on flight equipment	(942,736)	(602,363)
Collections of finance and sales-type leases	68,569	49,993
Movement in restricted cash	(2,784)	(5,551)
Other	(35,876)	(13,198)
Net cash used in investing activities	(1,980,389)	(556,581)
Issuance of debt	3,943,152	3,036,434
Repayment of debt	(4,219,708)	(4,434,252)
Debt issuance costs paid	(57,283)	(27,878)
Maintenance payments received	571,292	609,852
Maintenance payments returned	(374,952)	(390,071)
Security deposits received	116,898	117,373
Security deposits returned	(131,608)	(187,202)
Dividend paid to non-controlling interest holders	(266)	(10,501)
Repurchase of shares and tax withholdings on share-based compensation	(863,905)	(778,868)
Net cash used in financing activities	(1,016,380)	(2,065,113)
Net decrease in cash and cash equivalents	(580,864)	(175,702)
Effect of exchange rate changes	(350)	623
Cash and cash equivalents at beginning of period	2,035,447	2,403,098
Cash and cash equivalents at end of period	$1,454,233	$2,228,019

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$900,107	$1,017,641
Income taxes paid, net	18,062	59,125

(a) Maintenance rights write off consisted of the following:
EOL and MR contract maintenance rights expense	$272,269	$287,060
EOL contract maintenance rights write off due to cash receipt	73,897	70,509
MR contract maintenance rights write off due to maintenance liability release	59,240	126,490
Maintenance rights write off	$405,406	$484,059

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

For the Nine Months Ended September 30, 2017 and 2016

Non-Cash Investing and Financing Activities

Nine Months Ended September 30, 2017:

Flight equipment held for operating leases in the amount of $306.4 million was reclassified to net investment in finance and sales-type leases.

Flight equipment held for operating leases in the amount of $20.6 million was reclassified to inventory, which is included in other assets.

Accrued maintenance liability in the amount of $224.5 million was settled with buyers upon sale or disposal of assets.

Nine Months Ended September 30, 2016:

Flight equipment held for operating leases in the amount of $401.8 million was reclassified to net investment in finance and sales-type leases.

Flight equipment held for operating leases in the amount of $45.6 million was reclassified to inventory, which is included in other assets.

Net investment in finance and sales-type leases in the amount of $18.4 million was reclassified to flight equipment held for operating leases.

Accrued maintenance liability in the amount of $217.8 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

1. General

The Company

We are an independent aircraft leasing company with total assets of $41.0 billion, primarily consisting of 982 owned aircraft as of September 30, 2017. Our ordinary shares are listed on the New York Stock Exchange (AER). Our headquarters is located in Dublin, and we have offices in Amsterdam, Los Angeles, Shannon, Fort Lauderdale, Singapore, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a public limited liability company (“naamloze vennootschap” or “N.V.”) incorporated in the Netherlands on July 10, 2006.

2.  Basis of presentation

General

Our Condensed Consolidated Financial Statements are presented in accordance with U.S. GAAP.

We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.

Our interim financial statements have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, and reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017. The results of operations for the three and nine months ended September 30, 2017 are not necessarily indicative of those for a full fiscal year.

Use of estimates

The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. Actual results may differ from our estimates under different conditions, sometimes materially.

Reportable segments

We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies

Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017.

Recent accounting standards adopted during 2017:

Stock compensation

In March 2016, the FASB issued an accounting standard that requires entities to record all tax effects related to share-based awards in the income statement when the awards vest or are settled. The accounting standard also requires excess tax benefits to be recorded when they arise, subject to normal valuation allowance considerations. Excess tax benefits are to be reported as operating activities on the statement of cash flows.

We adopted the standard on its required effective date of January 1, 2017 and it did not have a material effect on our Condensed Consolidated Financial Statements.

Future application of accounting standards:

Revenue from contracts with customers

In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This guidance does not apply to lease contracts with customers. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract including (i) identifying the contract with the customer; (ii) identifying the separate performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price to the separate performance obligations; and (v) recognizing revenue when each performance obligation is satisfied.

This standard was originally scheduled to be effective for fiscal years beginning after December 15, 2016 and subsequent interim periods. In August 2015, the FASB issued an update to the standard which deferred the effective date to January 1, 2018. The standard may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of adoption. Early adoption is permitted but not before the originally scheduled effective date. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Financial Statements. This new standard does not impact the accounting of our lease revenue but may impact the accounting of our revenue other than lease revenue. While we are still performing our analysis, we do not expect the impact of this standard to be material to our Condensed Consolidated Financial Statements.

Lease accounting

In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet, other than leases that meet the definition of a short-term lease. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current model. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2019. While we are still performing our analysis, we do not expect the impact of this standard to be material to our Condensed Consolidated Balance Sheets and Condensed Consolidated Income Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Allowance for credit losses

In June 2016, the FASB issued an accounting standard that requires entities to estimate lifetime expected credit losses for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, net investments in leases and off-balance sheet credit exposures. The standard also requires additional disclosure, including how the entity develops its allowance for credit losses for financial assets measured at amortized cost and disaggregated information on the credit quality of net investments in leases measured at amortized cost by year of the asset’s origination for up to five annual periods. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period beginning after December 15, 2018. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2020. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Balance Sheets and Condensed Consolidated Income Statements.

Statement of cash flows

In August 2016, the FASB issued an accounting standard that is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The standard includes clarifications that (i) cash payments for debt prepayment or extinguishments costs must be classified as cash outflows for financing activities; (ii) cash proceeds from the settlement of insurance claims should be classified based on the nature of the loss; (iii) an entity is required to make an accounting policy election to classify distributions received from equity method investees under either the cumulative-earnings approach or the nature of distribution approach; and (iv) in the absence of specific guidance, an entity should classify each separately identifiable cash source and use on the basis of the underlying cash flows. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period. The new standard must be adopted using the retrospective transition method. We plan to adopt the standard on its required effective date of January 1, 2018. We do not expect the impact of this standard to be material to our Condensed Consolidated Statements of Cash Flows.

Presentation of restricted cash in the statement of cash flows

In November 2016, the FASB issued an accounting standard that clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The standard requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The standard also requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted in any interim or annual period, but any adjustments must be reflected as of the beginning of the fiscal year. The new standard must be adopted retrospectively. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Statements of Cash Flows.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

4.  Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the nine months ended September 30, 2017 and 2016 were as follows:

	Nine Months Ended September 30,
	2017	2016
Net book value at beginning of period	$31,501,973	$32,219,494
Additions	3,033,712	2,441,113
Depreciation	(1,274,233)	(1,329,392)
Impairment (Note 17)	(50,903)	(66,907)
AeroTurbine restructuring (Note 18)	(2,662)	(15,392)
Disposals/Transfers to/from held for sale	(1,302,639)	(1,943,416)
Transfers to/from net investment in finance and sales-type leases/inventory	(326,929)	(428,985)
Net book value at end of period	$31,578,319	$30,876,515
Accumulated depreciation as of September 30, 2017 and 2016, respectively	$(5,889,244)	$(4,765,476)

5. Maintenance rights intangible and lease premium, net

Maintenance rights intangible and lease premium consisted of the following as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Maintenance rights intangible	$1,633,379	$2,117,034
Lease premium, net	40,063	50,891
	$1,673,442	$2,167,925

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Movements in maintenance rights intangible during the nine months ended September 30, 2017 and 2016 were as follows:

	Nine Months Ended September 30,
	2017	2016
Maintenance rights intangible at beginning of period	$2,117,034	$3,068,318
EOL and MR contract maintenance rights expense	(272,269)	(287,060)
MR contract maintenance rights write off due to maintenance liability release	(59,240)	(126,490)
EOL contract maintenance rights write off due to cash receipt	(73,897)	(70,509)
EOL and MR contract intangible write off due to sale of aircraft	(78,249)	(203,899)
Transfer to other assets	—	(15,395)
Additions due to aircraft acquisitions	—	2,400
Maintenance rights intangible at end of period	$1,633,379	$2,367,365

The following tables present details of lease premium and related accumulated amortization as of September 30, 2017 and December 31, 2016:

	September 30, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$77,977	$(37,914)	$40,063

	December 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$94,959	$(44,068)	$50,891

Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.

During the three months ended September 30, 2017 and 2016, we recorded amortization expense for lease premium of $2.7 million and $4.7 million, respectively. During the nine months ended September 30, 2017 and 2016, we recorded amortization expense for lease premium of $10.8 million and $15.2 million, respectively.

6. Flight equipment held for sale

Generally, an aircraft is classified as held for sale when the sale is probable, the aircraft is available for sale in its present condition, and the aircraft is expected to be sold within one year. Aircraft are reclassified from flight equipment held for operating leases to flight equipment held for sale at the lower of the aircraft carrying value or fair value, less costs to sell. Depreciation is no longer recognized for aircraft classified as held for sale.

As of September 30, 2017, 12 aircraft and two engines met the held for sale criteria and were classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. As of December 31, 2016, six aircraft and four engines were classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Two of those aircraft were no longer subject to sale agreements and were reclassified to flight equipment held for operating leases during the first quarter of 2017 and the sale of the remaining four aircraft and four engines closed during the first quarter of 2017.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

7. Other intangibles, net

Other intangibles consisted of the following as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Goodwill	$58,094	$58,094
Customer relationships, net	288,412	304,294
Contractual vendor intangible assets	10,606	21,019
Tradename, net	6,194	13,694
	$363,306	$397,101

The following tables present details of customer relationships and tradename and related accumulated amortization as of September 30, 2017 and December 31, 2016:

	September 30, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(71,588)	$288,412
Tradename	40,000	(33,806)	6,194
	$400,000	$(105,394)	$294,606

	December 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(55,706)	$304,294
Tradename	40,000	(26,306)	13,694
	$400,000	$(82,012)	$317,988

During the three months ended September 30, 2017 and 2016, we recorded amortization expense for customer relationships and tradename of $7.8 million and $8.0 million, respectively. During the nine months ended September 30, 2017 and 2016, we recorded amortization expense for customer relationships and tradename of $23.4 million and $24.1 million, respectively.

During the three and nine months ended September 30, 2016, we recognized impairment charges of $14.9 million of intangible assets related to the downsizing of AeroTurbine. The amount was recorded in restructuring related expenses in our Condensed Consolidated Income Statements. Please refer to Note 18—AeroTurbine restructuring for further details.

During the three months ended September 30, 2017 and 2016, we utilized $5.7 million and $9.0 million, respectively, of contractual vendor intangible assets to reduce the cash outlay related to purchases of goods and services from our vendors. During the nine months ended September 30, 2017 and 2016, we utilized $10.4 million and $12.7 million, respectively, of contractual vendor intangible assets to reduce the cash outlay related to purchases of goods and services from our vendors.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

8.  Other assets

Other assets consisted of the following as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Inventory	$42,267	$52,673
Debt issuance costs	38,574	33,700
Lease incentives	194,319	177,128
Other receivables	225,783	188,759
Investments	121,944	118,783
Notes receivables	12,198	23,359
Derivative assets (Note 9)	29,985	37,187
Other tangible fixed assets	32,048	36,427
Straight-line rents, prepaid expenses and other	98,505	111,190
	$795,623	$779,206

9.  Derivative assets and liabilities

We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.

As of September 30, 2017, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to three-month U.S. dollar LIBOR.

Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of September 30, 2017 and December 31, 2016, we had cash collateral of $3.1 million and $8.6 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of September 30, 2017 or December 31, 2016.

The counterparties to our interest rate derivatives are major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.

Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of September 30, 2017 and December 31, 2016:

	September 30, 2017		December 31, 2016
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as hedges:
Interest rate caps	$3,323,000	$20,106	$2,911,220	$30,362
Derivative assets designated as cash flow hedges:
Interest rate swaps	$1,488,241	$9,879	$425,612	$6,825
Total derivative assets		$29,985		$37,187

(a)         The notional amount is recorded as nil where caps and swaps are not yet effective.

	September 30, 2017		December 31, 2016
	Notional amount (a)	Fair value	Notional amount	Fair value
Derivative liabilities designated as cash flow hedges:
Interest rate swaps	$250,000	$1,428	$—	$—
Total derivative liabilities		$1,428		$—

(a)         The notional amount is recorded as nil where swaps are not yet effective.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

We recorded the following in other comprehensive income (loss) related to derivative financial instruments for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as cash flow hedges:
Interest rate swaps	$3,107	$2,048	$1,625	$(3,227)
Income tax effect	(388)	(256)	(203)	403
Net changes in cash flow hedges, net of tax	$2,719	$1,792	$1,422	$(2,824)

We do not expect to reclassify amounts from AOCI to interest expense in our Condensed Consolidated Income Statements over the next 12 months. The following table presents the effect of derivatives recorded in interest expense in our Condensed Consolidated Income Statements for the three and nine months ended September 30, 2017 and 2016.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gain (Loss)
Derivatives not designated as hedges:
Interest rate caps and swaps	$(2,036)	$(1,552)	$(17,553)	$(20,201)
Effect from derivatives	$(2,036)	$(1,552)	$(17,553)	$(20,201)

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

10.  Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities consisted of the following as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Accounts payable and accrued expenses	$288,141	$330,437
Deferred revenue	447,136	463,090
Accrued interest	292,900	287,205
Guarantees (Note 22)	3,622	51,804
Derivative liabilities (Note 9)	1,428	—
	$1,033,227	$1,132,536

11. Accrued maintenance liability

Movements in accrued maintenance liability during the nine months ended September 30, 2017 and 2016 were as follows:

	Nine Months Ended September 30,
	2017	2016
Accrued maintenance liability at beginning of period	$2,750,576	$3,185,794
Maintenance payments received	571,292	609,852
Maintenance payments returned	(374,952)	(390,071)
Release to income other than upon sale	(184,940)	(308,810)
Release to income upon sale	(224,467)	(217,798)
Lessor contribution, top ups and other	19,647	19,712
Interest accretion	11,028	21,435
Additions due to aircraft acquisitions	—	3,091
Accrued maintenance liability at end of period	$2,568,184	$2,923,205

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

12.  Debt

As of September 30, 2017, the principal amount of our outstanding indebtedness totaled $27.1 billion, which excluded fair value adjustments of $0.4 billion and debt issuance costs and debt discounts of $0.2 billion. As of September 30, 2017, our undrawn lines of credit were approximately $6.5 billion, subject to certain conditions, including compliance with certain financial covenants. As of September 30, 2017, we remained in compliance with the respective financial covenants across our various debt obligations.

The following table provides a summary of our indebtedness as of September 30, 2017 and December 31, 2016:

	September 30, 2017						December 31, 2016
Debt Obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Outstanding	Weighted average interest rate (a)	Maturity	Outstanding
Unsecured
ILFC Legacy Notes		$5,670,000	$—	$5,670,000	6.32%	2018-2022	$7,670,000
AerCap Aviation Notes		—	—	—	—	—	300,000
AerCap Trust & AICDC Notes		7,599,864	—	7,599,864	4.19%	2019 - 2027	6,399,864
Asia Revolving Credit Facility		600,000	600,000	—	—	2020	—
Citi Revolving Credit Facility		3,895,000	3,895,000	—	—	2021	—
AIG Revolving Credit Facility		500,000	500,000	—	—	2019	—
Other unsecured debt		550,000	—	550,000	2.82%	2020 - 2021	—
Fair value adjustment		NA	NA	314,078	NA	NA	430,348
TOTAL UNSECURED		18,814,864	4,995,000	14,133,942			14,800,212
Secured
Export credit facilities	76	1,369,120	—	1,369,120	2.56%	2017 - 2027	1,722,376
Senior Secured Notes	83	1,275,000	—	1,275,000	7.13%	2018	1,275,000
Institutional secured term loans & secured portfolio loans	233	6,233,266	264,000	5,969,266	3.29%	2020 - 2030	5,028,623
ALS II debt		—	—	—	—	—	17,746
AerFunding Revolving Credit Facility	18	2,160,000	1,274,696	885,304	3.49%	2019	596,819
AeroTurbine Revolving Credit Agreement		—	—	—	—	—	125,000	(b)
Other secured debt	95	2,211,115	—	2,211,115	3.59%	2017 - 2034	2,670,325
Fair value adjustment		NA	NA	44,214	NA	NA	82,251
TOTAL SECURED		13,248,501	1,538,696	11,754,019			11,518,140
Subordinated
ECAPS Subordinated Notes		1,000,000	—	1,000,000	4.46%	2065	1,000,000
Junior Subordinated Notes		500,000	—	500,000	6.50%	2045	500,000
Subordinated debt joint ventures partners		55,780	—	55,780	2.26%	2022	55,780
Fair value adjustment		NA	NA	(229)	NA	NA	(232)
TOTAL SUBORDINATED		1,555,780	—	1,555,551			1,555,548
Debt issuance costs and debt discounts		NA	NA	(155,878)	NA	NA	(156,901)
	505	$33,619,145	$6,533,696	$27,287,634			$27,716,999

(a)         The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of the last interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs and debt discounts.

(b)         AeroTurbine’s assets served as collateral for the AeroTurbine revolving credit agreement.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017, our quarterly report on Form 6-K for the first quarter ended March 31, 2017, filed with the SEC on May 9, 2017 and our quarterly report on Form 6-K for the second quarter ended June 30, 2017, filed with the SEC on August 3, 2017. There have been no material changes to our indebtedness since the filing of those reports, except for scheduled repayments and as described below.

AerFunding revolving credit facility

On August 10, 2017, the AerFunding revolving credit facility was amended to allow for a new three-year revolving period, commencing December 11, 2017.

On December 11, 2017, the maximum facility size increases to $2.5 billion. The following table presents the amended applicable margin for borrowings under the AerFunding revolving credit facility during the periods specified:

Applicable margin
Borrowing period (a)	2.00%
Period from December 11, 2020 to December 10, 2021	2.75%
Period from December 11, 2021 to December 10, 2022	3.50%

(a)         The borrowing period is until December 10, 2020, after which the loan converts to a term loan.

13. Income taxes

Our effective tax rate for the full year 2017 is expected to be 12.5%, as compared to the effective tax rate of 14.5% for the full year 2016. It is impacted by the source and amount of earnings among our different tax jurisdictions. The higher effective tax rate in 2016 included a valuation allowance related to the AeroTurbine losses.

Our effective tax rate was 11.5% and 12.5% for the three and nine months ended September 30, 2017, respectively, and 16.5% and 14.5% for the three and nine months ended September 30, 2016, respectively. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.

14. Equity

In November 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through March 31, 2017. We completed this share repurchase program on March 6, 2017.

In February 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $350 million of AerCap ordinary shares through June 30, 2017. We completed this share repurchase program on June 12, 2017.

In May 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $300 million of AerCap ordinary shares through September 30, 2017. In July 2017, this share repurchase program was extended to run through December 31, 2017. We completed this share repurchase program on September 26, 2017.

In July 2017, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through December 31, 2017. In October 2017, this share repurchase program was extended to run through March 31, 2018. As of October 27, 2017, the dollar amount remaining under this share repurchase program was $195.9 million.

In October 2017, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through March 31, 2018. See Note 25—Subsequent events.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

During the nine months ended September 30, 2017, we repurchased an aggregate of 18,476,889 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $46.17 per ordinary share.

Between October 1, 2017 and October 27, 2017 we repurchased an aggregate of 677,564 of our ordinary shares under our share repurchase program at an average price, including commissions, of $51.77 per ordinary share.

During the nine months ended September 30, 2017, our Board of Directors cancelled 15,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.

In October 2017, we cancelled 5,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.

Movements in equity for the nine months ended September 30, 2017 and 2016 were as follows:

	Nine Months Ended September 30, 2017
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$8,524,447	$57,817	$8,582,264
Dividends paid	—	(2,006)	(2,006)
Repurchase of shares	(853,028)	—	(853,028)
Ordinary shares issued, net of tax withholdings	(15,119)	—	(15,119)
Share-based compensation	78,853	—	78,853
Total comprehensive income	811,322	309	811,631
Balance at end of period	$8,546,475	$56,120	$8,602,595

	Nine Months Ended September 30, 2016
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$8,348,963	$76,846	$8,425,809
Dividends paid	—	(11,458)	(11,458)
Repurchase of shares	(724,958)	—	(724,958)
Ordinary shares issued, net of tax withholdings	(9,937)	—	(9,937)
Share-based compensation	76,294	—	76,294
Total comprehensive income (loss)	679,156	(7,879)	671,277
Balance at end of period	$8,369,518	$57,509	$8,427,027

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

15.  Selling, general and administrative expenses

Selling, general and administrative expenses consisted of the following for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Personnel expenses	$37,162	$33,445	$109,137	$102,350
Share-based compensation	25,551	25,611	78,853	76,294
Travel expenses	4,707	4,988	14,671	15,690
Professional services	6,786	6,397	22,180	24,180
Office expenses	3,948	5,703	11,790	16,076
Directors’ expenses	1,100	660	2,733	2,512
Other expenses	4,666	3,946	12,671	17,142
	$83,920	$80,750	$252,035	$254,244

16. Other income

Other income consisted of the following for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2016		2017		2016
Management fees	$2,923	$5,675		$10,126		$14,726
Interest and other income	5,829	18,139	(a)	67,825	(b)	42,256	(a)
	$8,752	$23,814		$77,951		$56,982

(a)         During the three and nine months ended September 30, 2016, we recognized income from net insurance proceeds of $57.1 million and $59.4 million, respectively. In addition, during the three and nine months ended September 30, 2016 we incurred an expense of $36.0 million related to a lower of cost or market adjustment of AeroTurbine’s parts inventory as a result of the downsizing. Please refer to Note 18—AeroTurbine restructuring.

(b)         The increase was primarily related to higher income from a lease termination agreement with a lessee.

17. Asset impairment

Our long-lived assets include flight equipment and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

During the three months ended September 30, 2016, and the nine months ended September 30, 2017 and 2016, we recognized impairment charges for certain AeroTurbine leased engines. Please refer to Note 18—AeroTurbine restructuring for further details.

During the three months ended September 30, 2017, we recognized impairment charges of $45.6 million on eight aircraft and one engine. We recognized impairment charges of $36.3 million related to lease terminations for three aircraft and one engine. These impairments were more than offset by lease revenue that we recognized when we retained maintenance related balances or received EOL compensation. We also recognized impairment charges of $9.3 million related to five aircraft that were part of sale transactions. These impairments were largely offset by lease revenue that we recognized when we retained maintenance related balances.

During the nine months ended September 30, 2017, we recognized impairment charges of $50.9 million on ten aircraft and one engine. We recognized impairment charges of $36.3 million related to lease terminations for three aircraft and one engine. These impairments were more than offset by lease revenue that we recognized when we retained maintenance related balances or received EOL compensation. We also recognized impairment charges of $14.6 million related to seven aircraft that were part of sale transactions. These impairments were largely offset by lease revenue that we recognized when we retained maintenance related balances.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

During the three months ended September 30, 2016, we recognized impairment charges of $15.1 million on 11 aircraft. We recognized impairment charges of $11.4 million related to lease terminations and amendments of lease agreements for four aircraft. These impairments were more than offset by lease revenue that we recognized when we retained maintenance related balances or received EOL compensation upon lease termination or amendment. In addition, we recognized impairment charges of $3.7 million for seven aircraft that were part of portfolio sale transactions and were classified as flight equipment held for sale.

During the nine months ended September 30, 2016, we recognized impairment charges of $70.2 million on 33 aircraft. We recognized impairment charges of $56.0 million related to lease terminations and amendments of lease agreements for 23 aircraft. These impairments were more than offset by lease revenue that we recognized when we retained maintenance related balances or received EOL compensation upon lease termination or amendment. In addition, we recognized impairment charges of $14.2 million for ten aircraft that were part of portfolio sale transactions and were classified as flight equipment held for sale.

18. AeroTurbine restructuring

At the end of 2015, we made the decision to restructure and downsize the AeroTurbine business. Since we made this decision, AeroTurbine has been actively reducing its debt and total assets by disposing of engines from its engine leasing portfolio as well as parts from its inventory.

In September 2016, AeroTurbine entered into a letter of intent to dispose of its storage and maintenance facility located in Goodyear, Arizona, which resulted in write down of assets and associated intangible assets. In September 2016, we also completed a review of AeroTurbine’s engine leasing portfolio and identified the specific engines for longer-term use and support of AerCap’s core aircraft leasing business, as well as the specific engines to be sold by AeroTurbine to third parties. As a result, we recognized impairments related primarily to older, out-of-production engines. The sale of the Goodyear operations and the engine portfolio review, together, triggered our decision in the second half of 2016, to accelerate the final phase of the AeroTurbine downsizing. We performed a review of AeroTurbine’s parts inventory, and during the three and nine months ended September 30, 2016, we recognized a lower of cost or market adjustment of $36.0 million based on current available market information. Please refer to Note 16—Other income.

In January 2017, AeroTurbine completed the sale of its Goodyear operations. In February 2017, the AeroTurbine revolving credit facility was fully repaid and terminated. In March 2017, AeroTurbine executed an amendment to the existing lease agreement for its facility in Florida. Pursuant to the amendment, the square footage of the leased premises was reduced from approximately 264,000 square feet to approximately 64,000 square feet, and as a result, we recognized lease termination fees of $7.6 million.

We did not incur restructuring related expenses in the third quarter of 2017.

We recorded the following charges in restructuring related expenses in our Condensed Consolidated Income Statements during the three and nine months ended September 30, 2017 and 2016.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Leased engines impairment	$—	$9,187	$2,662	$15,392
Severance expenses and other	—	1,593	4,298	11,529
Other intangible assets impairment	—	14,868	—	14,868
Write-down of fixed assets and consumable inventory	—	3,328	—	3,328
Lease termination fees	—	—	7,645	—
	$—	$28,976	$14,605	$45,117

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

19. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 2,805,996 and 3,327,489 unvested restricted stock as of September 30, 2017 and 2016, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 9,050 and nil for the three months ended September 30, 2017 and 2016, respectively, and 24,273 and nil for the nine months ended September 30, 2017 and 2016, respectively, because the effect of including these shares in the calculation would have been anti-dilutive.

The computations of basic and diluted EPS for the three and nine months ended September 30, 2017 and 2016 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income for the computation of basic EPS	$265,847	$225,627	$809,900	$681,980
Weighted average ordinary shares outstanding - basic	158,372,466	181,710,294	163,769,226	188,752,244
Basic EPS	$1.68	$1.24	$4.95	$3.61

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income for the computation of diluted EPS	$265,847	$225,627	$809,900	$681,980
Weighted average ordinary shares outstanding - diluted	164,411,228	185,326,517	169,836,856	191,874,286
Diluted EPS	$1.62	$1.22	$4.77	$3.55

The computations of ordinary shares outstanding, excluding unvested restricted stock, as of September 30, 2017 and December 31, 2016 were as follows:

	September 30, 2017	December 31, 2016
	Number of ordinary shares
Ordinary shares issued	172,847,345	187,847,345
Treasury shares	(14,831,464)	(11,600,191)
Ordinary shares outstanding	158,015,881	176,247,154
Unvested restricted stock	(2,805,996)	(3,426,810)
Ordinary shares outstanding, excluding unvested restricted stock	155,209,885	172,820,344

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

20.  Variable interest entities

Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the VIE’s activities, or being the sole shareholder of the VIE.

During the nine months ended September 30, 2017, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.

Consolidated VIEs

As of September 30, 2017 and December 31, 2016, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs. The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 12—Debt.

Wholly-owned ECA and Ex-Im financing vehicles

We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Other secured financings

We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Wholly-owned leasing entities

We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Limited recourse financing structures

We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, and we absorb the majority of the risks and rewards of these entities.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

AerCap Partners I

AerCap Partners I Holding Limited (“AerCap Partners I”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

As of September 30, 2017, AerCap Partners I had a portfolio consisting of eight Boeing 737NG aircraft. As of September 30, 2017, AerCap Partners I had $71.9 million outstanding under a senior debt facility, which is guaranteed by us, and $63.8 million of subordinated debt outstanding, consisting of $31.9 million from us and $31.9 million from our joint venture partner.

AerCap Partners II

AerCap Partners II Holding Limited (“AerCap Partners II”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners II for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

As of September 30, 2017, AerCap Partners II had a portfolio consisting of three Airbus A320 aircraft. As of September 30, 2017, AerCap Partners II had $43.1 million outstanding under an ECA senior debt facility, which is guaranteed by us, and $16.8 million of subordinated debt outstanding, consisting of $8.4 million from us and $8.4 million from our joint venture partner.

AerCap Partners 767

AerCap Partners 767 Limited (“AerCap Partners 767”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners 767 for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

As of September 30, 2017, AerCap Partners 767 had a portfolio consisting of two Boeing 767-300ER aircraft. As of September 30, 2017, AerCap Partners 767 had $12.7 million outstanding under a senior debt facility, which is limited recourse to us, and $31.0 million of subordinated debt outstanding, consisting of $15.5 million from us and $15.5 million from our joint venture partner.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

ALS II

On May 31, 2017 the ALS II structure was unwound and we became owner of 100% of the equity (we held a 5% equity investment prior to May 31, 2017) and we continue to hold 100% of the subordinated fixed rate deferrable interest asset-backed notes (“ALS II Class E-1 Notes”) in ALS II. Prior to May 31, 2017, we provided lease management, insurance management and aircraft asset management services to ALS II for a fee. We have determined that we continue to be the PB of the entity because we continue to direct the activities that most significantly affect the economic performance of the entity and to absorb the majority of the risks and rewards of the entity.

As of September 30, 2017, ALS II had a portfolio consisting of 25 Airbus A320 Family aircraft. As of September 30, 2017, ALS II had $350.0 million of senior ALS II Class E-1 Notes outstanding due to us. The ALS II senior Class A notes were repaid in full in January 2017.

AerFunding

We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset-backed notes (“AerFunding Class E-1 Notes”) in AerFunding. We provide lease management, insurance management and aircraft asset management services to AerFunding for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb the majority of the risks and rewards of the entity.

As of September 30, 2017, AerFunding had a portfolio consisting of six Airbus A320 Family aircraft, one Airbus A330 aircraft, one Airbus A350 aircraft, six Boeing 737NG aircraft and four Boeing 787 aircraft. As of September 30, 2017, AerFunding had $885.3 million outstanding under a secured revolving credit facility and $281.8 million of AerFunding Class E-1 Notes outstanding due to us.

Non-consolidated VIEs

The following table presents our maximum exposure to loss in VIEs for which we are not the PB as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Carrying value of investments	$121,944	$118,783
Debt guarantees	109,183	125,429
Maximum exposure to loss	$231,127	$244,212

The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

AerDragon

AerDragon is a joint venture with 50% owned by China Aviation Supplies Holding Company and the other 50% owned equally by us, affiliates of Crédit Agricole Corporate and Investment Bank, and East Epoch Limited. This joint venture enhances our presence in the Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. We provide certain aircraft and accounting related services to AerDragon, and guarantee debt secured by certain aircraft which AerDragon purchased directly from us for a fee. As of September 30, 2017 and December 31, 2016, we guaranteed debt of nil and $3.4 million, respectively, for AerDragon. The guaranteed debt was repaid in full in August 2017. The obligations of AerDragon are non-recourse to us.

As of September 30, 2017, AerDragon had 29 narrowbody aircraft on lease to ten airlines.

We have determined that AerDragon is a VIE, in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerDragon under the equity method of accounting.

AerLift

AerLift Leasing Ltd. (“AerLift”) is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of September 30, 2017 and December 31, 2016, we guaranteed debt of $109.2 million and $122.0 million, respectively, for AerLift. Other than the debt for which we act as a guarantor, the debt obligations of AerLift are non-recourse to us.

As of September 30, 2017, AerLift owned four widebody aircraft.

We have determined that AerLift is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerLift under the equity method of accounting.

ACSAL

In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. We provide aircraft asset and lease management services to ACSAL for a fee. As of September 30, 2017, ACSAL continued to own the eight aircraft.

We have determined that ACSAL is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in ACSAL under the equity method of accounting.

Other variable interest entities

We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance. Our variable interest in these entities consists of servicing fees that we receive for providing aircraft management services.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

21.  Related party transactions

AerDragon

We provide certain aircraft and accounting related services to, and guarantee certain debt of, AerDragon, a joint venture accounted for under the equity method. We charged AerDragon a fee for these services of $0.2 million and $0.2 million during the three months ended September 30, 2017 and 2016, respectively, and $0.4 million and $0.4 million during the nine months ended September 30, 2017 and 2016, respectively. In addition, we received a dividend of $3.3 million and $1.7 million from AerDragon during the nine months ended September 30, 2017 and 2016, respectively.

ACSAL

We provide aircraft asset and lease management services to ACSAL, an investment accounted for under the equity method, for which we received a fee of $0.2 million and $0.2 million during the three months ended September 30, 2017 and 2016, respectively, and $0.4 million and $0.4 million during the nine months ended September 30, 2017 and 2016, respectively.

AerLift

We provide a variety of management services to, and guarantee certain debt of, AerLift, a joint venture accounted for under the equity method, for which we received a fee of $0.5 million and $1.0 million during the three months ended September 30, 2017 and 2016, respectively, and $1.4 million and $2.4 million during the nine months ended September 30, 2017 and 2016, respectively. In addition, we received a dividend of $1.5 million and $7.5 million from AerLift during the nine months ended September 30, 2017 and 2016, respectively.

22.  Commitments and contingencies

Aircraft on order

As of September 30, 2017, we had commitments to purchase 413 new aircraft scheduled for delivery through 2024. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired.

In June 2017, we signed an agreement with Boeing for an order of 30 Boeing 787-9 aircraft. The order has a total value of approximately $8.1 billion based on the current list price; however, we will receive significant concessions from Boeing which will lower the purchase price of each aircraft.

Movements in prepayments on flight equipment during the nine months ended September 30, 2017 and 2016 were as follows:

	Nine Months Ended September 30,
	2017	2016
Prepayments on flight equipment at beginning of period	$3,265,979	$3,300,426
Prepayments made during the period	862,416	516,910
Interest paid and capitalized during the period	82,051	79,775
Prepayments and capitalized interest applied to the purchase of flight equipment	(878,616)	(615,914)
Prepayments on flight equipment at end of period	$3,331,830	$3,281,197

Additional details of our commitments and contingencies can be found in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017.

Asset value guarantees

We have potential obligations under contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. During the nine months ended September 30, 2017, we settled one asset value guarantee and as a result, we recognized a $3.2 million gain. Two asset value guarantees expired unexercised. As of September 30, 2017, five guarantees were outstanding.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

We regularly review the underlying values of the aircraft collateral to determine our exposure under these asset value guarantees. We did not record any asset value guarantee loss provisions during the three or nine months ended September 30, 2017 or 2016, respectively.

As of September 30, 2017 and December 31, 2016, the carrying value of the asset value guarantee liability was nil and $37.5 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. The maximum aggregate potential commitment that we were obligated to pay under these guarantees, without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $91.3 million as of September 30, 2017.

Other guarantees

We previously guaranteed the future re-lease or extension rental rates and other costs of four sold aircraft, up to agreed maximum amounts for each aircraft. During the three months ended September 30, 2017, all four of these guarantees were settled. As of September 30, 2017 and December 31, 2016, the carrying value of these guarantees was nil and $11.4 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. Subsequent to the settlement, we have no further exposure to these guarantees.

We guarantee the replacement lease rental cash flows of three sold aircraft, in the event of a default and lease termination by the current lessees, up to agreed maximum amounts for each aircraft. Two of these guarantees expire in 2020 and the third guarantee expires in 2018. We are obligated to perform under these guarantees in the event of a default and lease termination by the current lessees, and if the contracted net replacement lease rental rates do not equal or exceed the rental amounts in the current lease contracts. As of September 30, 2017 and December 31, 2016, the carrying value of these guarantees was $3.6 million and $2.9 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. As of September 30, 2017, the maximum undiscounted aggregate future guarantee payments that we could be obligated to make under these guarantees, without offset for the projected net future re-lease or extension rates, were approximately $11.9 million.

Legal proceedings

General

In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.

VASP litigation

We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While we have been advised that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court have appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time. The court-appointed expert has also concluded that no damages were incurred. Different public prosecutors have issued conflicting opinions. The first public prosecutor had filed an opinion that supports the view of the VASP-appointed expert. In response to that opinion, the court-appointed expert reaffirmed his conclusion. A subsequently-appointed public prosecutor subsequently filed a new opinion that is less supportive of the VASP-appointed expert’s opinion, but the original public prosecutor then issued a third opinion consistent with the first one. On October 30, 2017, the court decided that VASP had suffered no damages. VASP has certain rights of appeal and review of the decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP filed applications challenging the jurisdiction of the English court, and sought to adjourn the jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008, the English court dismissed VASP’s applications.

In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be submitted in the VASP bankruptcy. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action went forward. Upon VASP’s failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered two judgments in favor of AerCap, awarding us aggregate damages in the amount of approximately $36.9 million.  We subsequently applied to the STJ for an order ratifying the Irish judgments, so that they might be submitted in the VASP bankruptcy.  The STJ granted AerCap’s application and ratified the Irish judgments.

AerCap has submitted both the Irish and the English judgments in the VASP bankruptcy; the bankruptcy court has required that the claims submitted limit interest on the judgments to that accrued on or before the commencement of VASP’s bankruptcy, which has resulted in claims of approximately $40 million for the English judgments and approximately $24 million for the Irish judgments.

On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Transbrasil litigation

In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with GECC and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.

Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.

In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.

In February 2014, Transbrasil appealed the STJ’s ruling of October 2013 to another panel of the STJ. The appellate panel rejected Transbrasil’s appeal in November 2016, preserving the October 2013 order. The parties have the right to seek further appellate review of the appellate panel’s November 2016 order.

In light of the STJ’s ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions — those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Yemen Airways-Yemenia litigation

ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and was pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs appealed. On March 22, 2016, the appellate court rejected the appeal. On April 22, 2016, the Hassanati plaintiffs refiled their action at the trial court. The trial court granted ILFC’s motion to dismiss the Hassanati plaintiffs’ second complaint on November 22, 2016. The Hassanati plaintiffs have appealed this order. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. On June 30, 2017, the parties to the Abdallah action executed a Master Settlement Agreement setting forth terms on which Yemenia’s insurance carrier proposes to settle the case with each claimant family. Upon the claimant families’ execution of individual release and discharge agreements and upon ILFC’s and Yemenia’s confirmation of a sufficient number of participating claimants, the claims by such participating claimants against ILFC and Yemenia in the Abdallah Action will be dismissed in exchange for payment from Yemenia’s insurance carrier. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

23.  Fair value measurements

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include our own data.

Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

Assets and liabilities measured at fair value on a recurring basis

As of September 30, 2017 and December 31, 2016, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of September 30, 2017 and December 31, 2016:

	September 30, 2017
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$29,985	$—	$29,985	$—

Liabilities
Derivative liabilities	1,428	—	1,428	—

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$37,187	$—	$37,187	$—

Assets and liabilities measured at fair value on a non-recurring basis

We measure the fair value of certain definite-lived intangible assets and our flight equipment on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Additional details of recoverability assessments performed on certain definite-lived intangible assets and our flight equipment are described in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017.

Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of definite-lived intangible assets and flight equipment are classified as Level 3 valuations.

Definite-lived intangible assets

We use the income approach to measure the fair value of definite-lived intangible assets, which is based on the present value of estimated future cash flows to be generated from the asset.

Flight equipment

Inputs to non-recurring fair value measurements categorized as Level 3

We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the estimated future cash flows for flight equipment include current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.

The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the market attractiveness of the aircraft type, the likely debt and equity financing components, and the required returns of those financing components.

For flight equipment that we measured at fair value on a non-recurring basis during the nine months ended September 30, 2017, the following table presents the fair value of such flight equipment as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Range	Weighted average
Flight equipment	$277.1 million	Income approach	Discount rate	0% - 6%	3%
			Remaining holding period	0 - 13 years	6 years
			Non-contractual cash flows	0% - 100%	47%

During the nine months ended September 30, 2017, we recognized impairment charges of $50.9 million on ten aircraft and one engine. We recognized impairment charges of $36.3 million related to lease terminations for three aircraft and one engine. These impairments were more than offset by lease revenue that we recognized when we retained maintenance related balances or received EOL compensation. We also recognized impairment charges of $14.6 million related to seven aircraft that were part of sale transactions. These impairments were largely offset by lease revenue that we recognized when we retained maintenance related balances.

Sensitivity to changes in unobservable inputs

When estimating the fair value measurement of flight equipment, we consider the effect of a change in a particular assumption independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining estimated holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Fair value disclosures of financial instruments

The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of notes receivables approximates its carrying value (Level 2). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2). The fair value of guarantees is determined by reference to the fair market value or future lease cash flows of the underlying aircraft and the guaranteed amount (Level 3).

The carrying amounts and fair values of our most significant financial instruments as of September 30, 2017 and December 31, 2016 were as follows:

	September 30, 2017
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,454,233		$1,454,233	$1,454,233	$—	$—
Restricted cash	331,964		331,964	331,964	—	—
Derivative assets	29,985		29,985	—	29,985	—
Notes receivables	12,198		12,198	—	12,198	—
	$1,828,380		$1,828,380	$1,786,197	$42,183	$—
Liabilities
Debt	$27,443,512	(a)	$28,013,336	$—	$28,013,336	$—
Derivative liabilities	1,428		1,428	—	1,428	—
Guarantees	3,622		3,622	—	—	3,622
	$27,448,562		$28,018,386	$—	$28,014,764	$3,622

(a)    Excludes debt issuance costs and debt discounts.

	December 31, 2016
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,035,447		$2,035,447	$2,035,447	$—	$—
Restricted cash	329,180		329,180	329,180	—	—
Derivative assets	37,187		37,187	—	37,187	—
Notes receivables	23,359		23,359	—	23,359	—
	$2,425,173		$2,425,173	$2,364,627	$60,546	$—
Liabilities
Debt	$27,873,900	(a)	$28,203,635	$—	$28,203,635	$—
Guarantees	51,804		51,804	—	—	51,804
	$27,925,704		$28,255,439	$—	$28,203,635	$51,804

(a)   Excludes debt issuance costs and debt discounts.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

24. Supplemental guarantor financial information

The following supplemental financial information is presented to comply with Rule 3-10 of Regulation S-X.

AGAT/AICDC Notes

In May 2014, AerCap Trust and AICDC co-issued $2.6 billion aggregate principal amount of senior unsecured notes, consisting of $400.0 million of 2.75% notes due 2017, $1.1 billion of 3.75% notes due 2019, and $1.1 billion of 4.50% notes due 2021 (collectively, the “Acquisition Notes”). In May 2017 we repaid the $400.0 million of 2.75% notes in full.

In September 2014, AerCap Trust and AICDC co-issued $800.0 million aggregate principal amount of 5.00% senior notes due 2021 (the “September 2014 Notes”).

In June 2015, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of senior unsecured notes, consisting of $500.0 million of 4.25% notes due 2020 and $500.0 million of 4.625% notes due 2022 (collectively, the “June 2015 Notes”).

In October 2015, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 4.625% senior unsecured notes due 2020 (the “October 2015 Notes”).

In May 2016, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 3.95% senior unsecured notes due 2022 (the “May 2016 Notes”).

In January 2017, AerCap Trust and AICDC co-issued $600.0 million aggregate principal amount of 3.50% senior unsecured notes due 2022 (the “January 2017 Notes”).

In July 2017, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 3.65% senior unsecured notes due 2027 (the “July 2017 Notes”, and together with the Acquisition Notes, the September 2014 Notes, the June 2015 Notes, the October 2015 Notes, the May 2016 Notes and the January 2017 Notes, the “AGAT/AICDC Notes”).

The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and by AerCap Ireland Limited, AerCap Aviation Solutions, ILFC and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of September 30, 2017 and December 31, 2016, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Comprehensive Income for the three and nine months ended September 30, 2017 and 2016, and the Condensed Consolidating Statements of Cash Flows for the nine months ended September 30, 2017 and 2016 of (i) the Parent Guarantor; (ii) AerCap Trust; (iii) AICDC; (iv) the Subsidiary Guarantors on a combined basis; (v) the non-guarantor subsidiaries on a combined basis; (vi) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AICDC, the Subsidiary Guarantors and the non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Trust, AICDC and the Subsidiary Guarantors have not been provided, as AerCap Trust, AICDC and the Subsidiary Guarantors are 100%-owned by the Parent Guarantor, all guarantees of the AGAT/AICDC Notes are joint and several and full and unconditional and the Parent Guarantor’s financial statements have been filed in this interim report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Condensed Consolidating Balance Sheet

	September 30, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$4	$457	$30	$842	$121	$—	$1,454
Restricted cash	—	—	—	10	322	—	332
Flight equipment held for operating leases, net	—	9,954	—	1,550	20,074	—	31,578
Maintenance rights intangible and lease premium, net	—	840	—	35	799	—	1,674
Flight equipment held for sale	—	54	—	26	120	—	200
Net investment in finance and sales-type leases	—	569	—	203	215	—	987
Prepayments on flight equipment	—	2,820	—	4	508	—	3,332
Investments including investments in subsidiaries	10,173	1,095	7,970	5,433	122	(24,671)	122
Intercompany receivables	117	13,553	91	10,956	6,092	(30,809)	—
Other assets	102	536	86	448	156	—	1,328
Total Assets	$10,396	$29,878	$8,177	$19,507	$28,529	$(55,480)	$41,007
Liabilities and Equity
Debt	$—	$16,344	$399	$25	$10,519	$—	$27,287
Intercompany payables	1,836	3,487	4,864	9,581	11,041	(30,809)	—
Other liabilities	14	2,057	—	543	2,503	—	5,117
Total liabilities	1,850	21,888	5,263	10,149	24,063	(30,809)	32,404

Total AerCap Holdings N.V. shareholders’ equity	8,546	7,990	2,914	9,285	4,482	(24,671)	8,546
Non-controlling interest	—	—	—	73	(16)	—	57
Total Equity	8,546	7,990	2,914	9,358	4,466	(24,671)	8,603
Total Liabilities and Equity	$10,396	$29,878	$8,177	$19,507	$28,529	$(55,480)	$41,007

(a)    Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Condensed Consolidating Balance Sheet

	December 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$4	$829	$64	$931	$207	$—	$2,035
Restricted cash	—	—	—	9	320	—	329
Flight equipment held for operating leases, net	—	11,012	—	1,299	19,191	—	31,502
Maintenance rights intangible and lease premium, net	—	1,190	—	52	926	—	2,168
Flight equipment held for sale	—	28	—	—	79	—	107
Net investment in finance and sales-type leases	—	437	—	166	154	—	757
Prepayments on flight equipment	—	3,006	—	5	255	—	3,266
Investments including investments in subsidiaries	9,310	874	7,249	4,941	119	(22,374)	119
Intercompany receivables	106	12,639	1	8,405	5,947	(27,098)	—
Other assets	104	538	60	632	171	(168)	1,337
Total Assets	$9,524	$30,553	$7,374	$16,440	$27,369	$(49,640)	$41,620
Liabilities and Equity
Debt	$—	$17,316	$—	$340	$10,061	$—	$27,717
Intercompany payables	978	3,726	5,057	7,067	10,270	(27,098)	—
Other liabilities	22	2,241	11	448	2,767	(168)	5,321
Total liabilities	1,000	23,283	5,068	7,855	23,098	(27,266)	33,038

Total AerCap Holdings N.V. shareholders’ equity	8,524	7,270	2,306	8,509	4,289	(22,374)	8,524
Non-controlling interest	—	—	—	76	(18)	—	58
Total Equity	8,524	7,270	2,306	8,585	4,271	(22,374)	8,582
Total Liabilities and Equity	$9,524	$30,553	$7,374	$16,440	$27,369	$(49,640)	$41,620

(a)    Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Condensed Consolidating Income Statement

	Three Months Ended September 30, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$400	$—	$55	$746	$—	$1,201
Net gain on sale of assets	—	48	—	12	4	—	64
Other income (loss)	1	188	1	159	74	(414)	9
Total Revenues and other income	1	636	1	226	824	(414)	1,274
Expenses
Depreciation and amortization	—	150	—	22	256	—	428
Asset impairment	—	6	—	3	37	—	46
Interest expense	—	186	42	132	275	(355)	280
Leasing expenses	—	66	—	6	66	—	138
Selling, general and administrative expenses	11	26	—	35	71	(59)	84
Total Expenses	11	434	42	198	705	(414)	976
(Loss) income before income taxes and income of investments accounted for under the equity method	(10)	202	(41)	28	119	—	298
Provision for income taxes	2	(25)	5	(6)	(10)	—	(34)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	(8)	177	(36)	22	111	—	266
Income (loss) from subsidiaries	274	39	216	186	(170)	(545)	—
Net income (loss)	$266	$216	$180	$208	$(59)	$(545)	$266
Net income attributable to non-controlling interest	—	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	$266	$216	$180	$208	$(59)	$(545)	$266

(a)    Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Condensed Consolidating Income Statement

	Three Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$485	$—	$54	$641	$—	$1,180
Net (loss) gain on sale of assets	—	(9)	—	2	29	—	22
Other income (loss)	2	170	—	141	71	(360)	24
Total Revenues and other income	2	646	—	197	741	(360)	1,226
Expenses
Depreciation and amortization	—	183	—	17	240	—	440
Asset impairment	—	8	—	—	7	—	15
Interest expense	—	194	46	114	241	(322)	273
Leasing expenses	—	46	—	8	75	—	129
Restructuring related expenses	—	—	—	—	29	—	29
Selling, general and administrative expenses	(3)	24	—	16	82	(38)	81
Total Expenses	(3)	455	46	155	674	(360)	967
Income (loss) before income taxes and income of investments accounted for under the equity method	5	191	(46)	42	67	—	259
Provision for income taxes	(1)	(24)	5	(5)	(18)	—	(43)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	4	—	4
Net income (loss) before income from subsidiaries	4	167	(41)	37	53	—	220
Income (loss) from subsidiaries	222	88	257	(35)	(165)	(367)	—
Net income (loss)	$226	$255	$216	$2	$(112)	$(367)	$220
Net loss attributable to non-controlling interest	—	—	—	—	6	—	6
Net income (loss) attributable to AerCap Holdings N.V.	$226	$255	$216	$2	$(106)	$(367)	$226

(a)    Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Condensed Consolidating Income Statement

	Nine Months Ended September 30, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$1,251	$—	$149	$2,116	$—	$3,516
Net gain on sale of assets	—	104	—	17	60	—	181
Other income (loss)	4	508	3	427	272	(1,136)	78
Total Revenues and other income	4	1,863	3	593	2,448	(1,136)	3,775
Expenses
Depreciation and amortization	—	477	—	63	762	—	1,302
Asset impairment	—	6	—	3	42	—	51
Interest expense	—	529	131	288	861	(968)	841
Leasing expenses	—	200	—	21	175	—	396
Restructuring related expenses	—	—	—	—	15	—	15
Selling, general and administrative expenses	41	77	—	96	206	(168)	252
Total Expenses	41	1,289	131	471	2,061	(1,136)	2,857
(Loss) income before income taxes and income of investments accounted for under the equity method	(37)	574	(128)	122	387	—	918
Provision for income taxes	5	(72)	16	(31)	(33)	—	(115)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	7	—	7
Net (loss) income before income from subsidiaries	(32)	502	(112)	91	361	—	810
Income (loss) from subsidiaries	842	209	711	570	(602)	(1,730)	—
Net income (loss)	$810	$711	$599	$661	$(241)	$(1,730)	$810
Net income attributable to non-controlling interest	—	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	$810	$711	$599	$661	$(241)	$(1,730)	$810

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Condensed Consolidating Income Statement

	Nine Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$1,542	$—	$165	$1,940	$—	$3,647
Net gain on sale of assets	—	17	—	6	57	—	80
Other income (loss)	4	512	—	332	277	(1,068)	57
Total Revenues and other income	4	2,071	—	503	2,274	(1,068)	3,784
Expenses
Depreciation and amortization	—	596	—	52	710	—	1,358
Asset impairment	—	27	—	—	43	—	70
Interest expense	—	585	140	305	732	(923)	839
Leasing expenses	1	230	—	13	196	—	440
Restructuring related expenses	—	—	—	—	45	—	45
Selling, general and administrative expenses	44	88	—	34	233	(145)	254
Total Expenses	45	1,526	140	404	1,959	(1,068)	3,006
(Loss) income before income taxes and income of investments accounted for under the equity method	(41)	545	(140)	99	315	—	778
Provision for income taxes	5	(68)	17	(17)	(50)	—	(113)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	9	—	9
Net (loss) income before income from subsidiaries	(36)	477	(123)	82	274	—	674
Income (loss) from subsidiaries	718	228	707	382	(564)	(1,471)	—
Net income (loss)	$682	$705	$584	$464	$(290)	$(1,471)	$674
Net loss attributable to non-controlling interest	—	—	—	—	8	—	8
Net income (loss) attributable to AerCap Holdings N.V.	$682	$705	$584	$464	$(282)	$(1,471)	$682

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Condensed Consolidating Statement of Cash Flows

	Nine Months Ended September 30, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$810	$711	$599	$661	$(241)	$(1,730)	$810
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(842)	(209)	(711)	(570)	602	1,730	—
Depreciation and amortization	—	477	—	63	762	—	1,302
Asset impairment	—	6	—	3	42	—	51
Amortization of debt issuance costs and debt discount	—	10	3	4	33	—	50
Amortization of lease premium intangibles	—	4	—	—	7	—	11
Amortization of fair value adjustments on debt	—	(152)	—	—	(2)	—	(154)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	12	—	1	11	—	24
Maintenance rights write off	—	226	—	13	166	—	405
Maintenance liability release to income	—	(70)	—	(9)	(106)	—	(185)
Net gain on sale of assets	—	(104)	—	(17)	(60)	—	(181)
Deferred income taxes	(5)	72	(16)	31	25	—	107
Restructuring related expenses	—	—	—	—	5	—	5
Other	47	8	—	35	11	—	101
Cash flow from operating activities before changes in working capital	10	991	(125)	215	1,255	—	2,346
Working capital	854	241	(296)	207	(936)	—	70
Net cash provided by (used in) operating activities	864	1,232	(421)	422	319	—	2,416
Purchase of flight equipment	—	(745)	—	(349)	(1,174)	—	(2,268)
Proceeds from sale or disposal of assets	—	602	—	89	510	—	1,201
Prepayments on flight equipment	—	(689)	—	—	(254)	—	(943)
Collections of finance and sales-type leases	—	36	—	24	9	—	69
Movement in restricted cash	—	—	—	(1)	(2)	—	(3)
Other	—	(36)	—	—	—	—	(36)
Net cash used in investing activities	—	(832)	—	(237)	(911)	—	(1,980)
Issuance of debt	—	1,619	400	—	1,924	—	3,943
Repayment of debt	—	(2,400)	—	(317)	(1,503)	—	(4,220)
Debt issuance costs paid	—	(18)	(13)	(2)	(24)	—	(57)
Maintenance payments received	—	188	—	45	338	—	571
Maintenance payments returned	—	(153)	—	(33)	(189)	—	(375)
Security deposits received	—	41	—	44	32	—	117
Security deposits returned	—	(49)	—	(11)	(72)	—	(132)
Repurchase of shares and tax withholdings on share-based compensation	(864)	—	—	—	—	—	(864)
Net cash (used in) provided by financing activities	(864)	(772)	387	(274)	506	—	(1,017)
Net decrease in cash and cash equivalents	—	(372)	(34)	(89)	(86)	—	(581)
Cash and cash equivalents at beginning of period	4	829	64	931	207	—	2,035
Cash and cash equivalents at end of period	$4	$457	$30	$842	$121	$—	$1,454

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Condensed Consolidating Statement of Cash Flows

	Nine Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$682	$705	$584	$464	$(290)	$(1,471)	$674
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(718)	(228)	(707)	(382)	564	1,471	—
Depreciation and amortization	—	596	—	52	710	—	1,358
Asset impairment	—	27	—	—	43	—	70
Amortization of debt issuance costs and debt discount	—	9	3	4	26	—	42
Amortization of lease premium intangibles	—	5	—	—	10	—	15
Amortization of fair value adjustments on debt	—	(261)	—	—	(5)	—	(266)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	21	—	1	18	—	40
Maintenance rights write off	—	309	—	17	158	—	484
Maintenance liability release to income	—	(144)	—	(21)	(144)	—	(309)
Net gain on sale of assets	—	(17)	—	(6)	(57)	—	(80)
Deferred income taxes	(5)	68	(15)	15	45	—	108
Restructuring related expenses	—	—	—	—	34	—	34
Other	47	12	—	(11)	62	—	110
Cash flow from operating activities before changes in working capital	6	1,102	(135)	133	1,174	—	2,280
Working capital	782	757	167	(292)	(1,248)	—	166
Net cash provided by (used in) operating activities	788	1,859	32	(159)	(74)	—	2,446
Purchase of flight equipment	—	(255)	—	(132)	(1,427)	—	(1,814)
Proceeds from sale or disposal of assets	—	778	—	125	925	—	1,828
Prepayments on flight equipment	—	(593)	—	(9)	—	—	(602)
Collections of finance and sales-type leases	—	21	—	14	15	—	50
Movement in restricted cash	—	—	—	6	(12)	—	(6)
Other	—	—	—	(13)	—	—	(13)
Net cash used in investing activities	—	(49)	—	(9)	(499)	—	(557)
Issuance of debt	—	1,000	—	—	2,036	—	3,036
Repayment of debt	—	(2,825)	—	(7)	(1,601)	—	(4,433)
Debt issuance costs paid	—	(9)	—	(1)	(18)	—	(28)
Maintenance payments received	—	229	—	27	354	—	610
Maintenance payments returned	—	(186)	—	(28)	(176)	—	(390)
Security deposits received	—	49	—	25	43	—	117
Security deposits returned	—	(75)	—	(10)	(102)	—	(187)
Dividend paid to non-controlling interest holders	—	—	—	—	(11)	—	(11)
Repurchase of shares and tax withholdings on share-based compensation	(779)	—	—	—	—	—	(779)
Net cash (used in) provided by financing activities	(779)	(1,817)	—	6	525	—	(2,065)
Net increase (decrease) in cash and cash equivalents	9	(7)	32	(162)	(48)	—	(176)
Effect of exchange rate changes	—	—	—	—	1	—	1
Cash and cash equivalents at beginning of period	14	769	62	1,366	192	—	2,403
Cash and cash equivalents at end of period	$23	$762	$94	$1,204	$145	$—	$2,228

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended September 30, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$266	$216	$180	$208	$(59)	$(545)	$266
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	3	—	—	3
Total other comprehensive income	—	—	—	3	—	—	3
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$266	$216	$180	$211	$(59)	$(545)	$269

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$226	$255	$216	$2	$(106)	$(367)	$226
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	1	—	1
Total other comprehensive income	—	—	—	—	1	—	1
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$226	$255	$216	$2	$(105)	$(367)	$227

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

Condensed Consolidating Statement of Comprehensive Income

	Nine Months Ended September 30, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$810	$711	$599	$661	$(241)	$(1,730)	$810
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	1	—	—	1
Total other comprehensive income	—	—	—	1	—	—	1
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$810	$711	$599	$662	$(241)	$(1,730)	$811

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Statement of Comprehensive Income

	Nine Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$682	$705	$584	$464	$(282)	$(1,471)	$682
Other comprehensive loss:
Net change in fair value of derivatives, net of tax	—	—	—	—	(3)	—	(3)
Total other comprehensive loss	—	—	—	—	(3)	—	(3)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$682	$705	$584	$464	$(285)	$(1,471)	$679

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

25. Subsequent events

In October 2017, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through March 31, 2018. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company's management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

In October 2017, Monarch Airlines ceased trading and as a result, we terminated our lease agreements with them and at the same time repossessed seven Airbus A320 Family aircraft and one engine. As of October 31, 2017, five aircraft and the one engine were either under commitments for re-lease or designated for sale. In addition, we terminated the purchase and leaseback agreement with Monarch Airlines with respect to five Boeing 737MAX aircraft.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Special note about forward looking statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates;

•                  the ability of our lessees and potential lessees to make operating lease payments to us;

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;

•                  changes in the overall demand for commercial aircraft leasing and aircraft management services;

•                  the effects of terrorist attacks on the aviation industry and on our operations;

•                  the economic condition of the global airline and cargo industry and economic and political conditions;

•                  developments of increased government regulation, including regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;

•                  competitive pressures within the industry;

•                  the negotiation of aircraft management services contracts;

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and

•                  the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft portfolio

We are the world’s largest independent aircraft leasing company. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk conservatively and using our platform to deploy these assets with the objective of delivering superior risk adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.

As of September 30, 2017, we owned 982 aircraft, we managed 82 aircraft, and AerDragon, a non-consolidated joint venture, owned another 29 aircraft. As of September 30, 2017, we also had 413 new aircraft on order. As of September 30, 2017, the weighted average age of our 982 owned aircraft fleet, weighted by net book value, was 7.1 years, and as of September 30, 2016, the weighted average age of our 1,040 owned aircraft fleet, weighted by net book value, was 7.6 years. We operate our aircraft business on a global basis. As of September 30, 2017, 967 of our 982 owned aircraft were on lease to 177 customers in 74 countries and 15 aircraft were off-lease. As of September 30, 2017, none of these off-lease aircraft met the criteria for being classified as held for sale. As of October 27, 2017, 14 of the off-lease aircraft were re-leased or under commitments for re-lease and one aircraft was designated for sale or part-out.

The following table presents our aircraft portfolio by type of aircraft as of September 30, 2017:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed and AerDragon aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A320 Family	382	23%	50	—	432
Airbus A320neo Family	33	5%	—	187	220
Airbus A330	84	11%	10	—	94
Airbus A350	13	6%	—	13	26
Boeing 737NG	282	23%	42	—	324
Boeing 737MAX	—	—	—	104	104
Boeing 767	34	1%	—	—	34
Boeing 777-200ER	25	3%	3	—	28
Boeing 777-300/300ER	30	6%	2	—	32
Boeing 787	57	21%	—	59	116
Embraer E190/195-E2	—	—	—	50	50
Other	42	1%	4	—	46
Total	982	100%	111	413	1,506

During the nine months ended September 30, 2017, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales- type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	966	50	6	1,022
Aircraft purchases	33	—	—	33
Aircraft reclassified to held for sale	(48)	(1)	49	—
Aircraft reclassified from held for sale	3	—	(3)	—
Aircraft sold or designated for part-out	(32)	(1)	(40)	(73)	(a)
Aircraft reclassified to net investment in finance and sales-type leases	(17)	17	—	—
Number of owned aircraft at end of period	905	65	12	982

(a)         Includes one aircraft that was reclassified to inventory, for which we will consume the parts internally.

Critical accounting policies

There have been no significant changes to our critical accounting policies from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017, except for the additions and updates as described in “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 3—Summary of significant accounting policies”.

Comparative results of operations

Results of operations for the three months ended September 30, 2017 as compared to the three months ended September 30, 2016

	Three Months Ended September 30,
	2017	2016
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue	$1,201,441	$1,179,849
Net gain on sale of assets	63,715	22,397
Other income	8,752	23,814
Total Revenues and other income	1,273,908	1,226,060
Expenses
Depreciation and amortization	428,327	439,905
Asset impairment	45,603	15,077
Interest expense	280,195	273,905
Leasing expenses	137,834	128,675
Restructuring related expenses	—	28,976
Selling, general and administrative expenses	83,920	80,750
Total Expenses	975,879	967,288
Income before income taxes and income of investments accounted for under the equity method	298,029	258,772
Provision for income taxes	(34,158)	(42,711)
Equity in net earnings of investments accounted for under the equity method	2,232	4,317
Net income	$266,103	$220,378
Net (income) loss attributable to non-controlling interest	(256)	5,249
Net income attributable to AerCap Holdings N.V.	$265,847	$225,627

Revenues and other income. The principal categories of our revenues and other income and their variances were as follows for the three months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Increase/	Percentage
	2017	2016	(Decrease)	Difference
	(U.S. Dollars in millions)
Lease revenue:
Basic lease rents	$1,038.4	$1,088.0	$(49.6)	(5)%
Maintenance rents and other receipts	163.0	91.9	71.1	77%
Net gain on sale of assets	63.7	22.4	41.3	184%
Other income	8.8	23.8	(15.0)	(63)%
Total revenues and other income	$1,273.9	$1,226.1	$47.8	4%

Basic lease rents.  Basic lease rents decreased by $49.6 million, or 5%, to $1,038.4 million during the three months ended September 30, 2017 from $1,088.0 million during the three months ended September 30, 2016. The decrease in basic lease rents recognized during the three months ended September 30, 2017 as compared to the three months ended September 30, 2016 was attributable to:

•                  the sale of 145 aircraft between July 1, 2016 and September 30, 2017 with an aggregate net book value of $2.5 billion on their sale dates, resulting in a decrease in basic lease rents of $76.1 million; and

•                  a decrease in basic lease rents of $70.9 million primarily due to re-leases and extensions at lower rates, which include the extension of leases prior to their contracted redelivery dates. The accounting for these extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

•                  the acquisition of 59 aircraft between July 1, 2016 and September 30, 2017 with an aggregate net book value of $5.3 billion on their acquisition dates, resulting in an increase in basic lease rents of $97.4 million.

Maintenance rents and other receipts.  Maintenance rents and other receipts increased by $71.1 million, or 77%, to $163.0 million during the three months ended September 30, 2017 from $91.9 million during the three months ended September 30, 2016. The increase in maintenance rents and other receipts recognized during the three months ended September 30, 2017 as compared to the three months ended September 30, 2016 was attributable to:

•                  an increase of $45.9 million in regular maintenance rents, primarily due to higher EOL compensation received, during the three months ended September 30, 2017 as compared to the three months ended September 30, 2016; and

•                  an increase of $25.2 million in maintenance revenue and other receipts from early terminations and restructurings during the three months ended September 30, 2017 as compared to the three months ended September 30, 2016.

Net gain on sale of assets.  Net gain on sale of assets increased by $41.3 million, or 184%, to $63.7 million during the three months ended September 30, 2017 from $22.4 million during the three months ended September 30, 2016. During the three months ended September 30, 2017, we sold 27 aircraft and reclassified eight aircraft to net investment in finance and sales-type leases, whereas during the three months ended September 30, 2016, we sold 36 aircraft and reclassified four aircraft to net investment in finance and sales-type leases. Net gain on sale of assets is impacted by the timing and composition of asset sales.

Other income.  Other income decreased by $15.0 million, or 63%, to $8.8 million during the three months ended September 30, 2017 from $23.8 million during the three months ended September 30, 2016. During the three months ended September 30, 2016, other income included insurance proceeds, partially offset by charges related to the downsizing of AeroTurbine.

Depreciation and amortization.  Depreciation and amortization decreased by $11.6 million, or 3%, to $428.3 million during the three months ended September 30, 2017 from $439.9 million during the three months ended September 30, 2016. The decrease was primarily due to a reduction in the size of our portfolio due to aircraft sales.

Asset impairment.  We recognized aggregate impairment charges of $45.6 million during the three months ended September 30, 2017 as compared to $15.1 million during the three months ended September 30, 2016. During the three months ended September 30, 2017, we recognized impairment charges of $45.6 million on eight aircraft and one engine. We recognized impairment charges of $36.3 million related to lease terminations for three aircraft and one engine. These impairments were more than offset by lease revenue that we recognized when we retained maintenance related balances or received EOL compensation. We also recognized impairment charges of $9.3 million related to five aircraft that were part of sale transactions. These impairments were largely offset by lease revenue that we recognized when we retained maintenance related balances. During the three months ended September 30, 2016, we recognized impairment charges of $11.4 million related to lease terminations and amendments of lease agreements for four aircraft. These impairments were more than offset by lease revenue that we recognized when we retained maintenance related balances or received EOL compensation upon lease termination or amendment. In addition, during the three months ended September 30, 2016, we recognized impairment charges of $3.7 million for seven aircraft that were part of portfolio sale transactions and were classified as flight equipment held for sale.

Interest expense.  Our interest expense increased by $6.3 million, or 2%, to $280.2 million during the three months ended September 30, 2017 from $273.9 million during the three months ended September 30, 2016. The increase in interest expense was primarily attributable to:

•                  an increase in our average cost of debt to 4.0% for the three months ended September 30, 2017 as compared to 3.8% for the three months ended September 30, 2016. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps. The increase in our average cost of debt was primarily due to the issuance of new longer-term bonds to replace shorter-term ILFC notes, which had lower reported interest expense as a result of the application of the acquisition method of accounting to the debt assumed as part of the ILFC acquisition. The increase in our average cost of debt resulted in a $17.4 million increase in our interest expense; and

•                  a $0.4 million increase in non-cash mark-to-market losses on derivatives to $2.0 million recognized during the three months ended September 30, 2017 from $1.6 million recognized during the three months ended September 30, 2016, partially offset by

•                  a decrease in our average outstanding debt balance by $1.2 billion to $27.8 billion during the three months ended September 30, 2017 from $29.0 billion during the three months ended September 30, 2016, primarily due to regular debt repayments, resulting in an $11.5 million decrease in our interest expense.

Leasing expenses.  Our leasing expenses increased by $9.1 million, or 7%, to $137.8 million during the three months ended September 30, 2017 from $128.7 million during the three months ended September 30, 2016. The increase was primarily due to $37.5 million of higher maintenance rights expense, partially offset by $28.2 million of lower regular aircraft transition costs, lessor maintenance contributions and other leasing expenses and $0.2 million of lower expenses relating to airline defaults and restructurings during the three months ended September 30, 2017 as compared to the three months ended September 30, 2016.

Restructuring related expenses.  Our restructuring related expenses decreased by $29.0 million, or 100%, to nil during the three months ended September 30, 2017 from $29.0 million during the three months ended September 30, 2016. Our restructuring related expenses were related to the AeroTurbine downsizing (refer to “Part I. Financial Information—Item 1. Note 18—AeroTurbine restructuring”).

Selling, general and administrative expenses.  Our selling, general and administrative expenses increased by $3.1 million, or 4%, to $83.9 million during the three months ended September 30, 2017 from $80.8 million during the three months ended September 30, 2016.

Income before income taxes and income of investments accounted for under the equity method.  For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $39.2 million, or 15%, to $298.0 million during the three months ended September 30, 2017 from $258.8 million during the three months ended September 30, 2016.

Provision for income taxes.  Our provision for income taxes decreased by $8.5 million, or 20%, to $34.2 million during the three months ended September 30, 2017 from $42.7 million during the three months ended September 30, 2016. Our effective tax rate for the full year 2017 is expected to be 12.5% as compared to the effective tax rate of 14.5% for the full year 2016. It is impacted by the source and amount of earnings among our different tax jurisdictions. The higher effective tax rate in 2016 included a valuation allowance related to the AeroTurbine losses. Our effective tax rate was 11.5% for the three months ended September 30, 2017 as compared to 16.5% for the three months ended September 30, 2016. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.

Equity in net earnings of investments accounted for under the equity method.  Our equity in net earnings of investments accounted for under the equity method was $2.2 million during the three months ended September 30, 2017 as compared to $4.3 million during the three months ended September 30, 2016.

Net income.  For the reasons explained above, our net income increased by $45.7 million, or 21%, to $266.1 million during the three months ended September 30, 2017 from $220.4 million during the three months ended September 30, 2016.

Net (income) loss attributable to non-controlling interest.  Net income attributable to non-controlling interest was $0.3 million during the three months ended September 30, 2017 as compared to a net loss of $5.2 million during the three months ended September 30, 2016.

Net income attributable to AerCap Holdings N.V.  For the reasons explained above, net income attributable to AerCap Holdings N.V. increased by $40.2 million, or 18%, to $265.8 million during the three months ended September 30, 2017 from $225.6 million during the three months ended September 30, 2016.

Results of operations for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016

	Nine Months Ended September 30,
	2017	2016
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue	$3,515,965	$3,646,751
Net gain on sale of assets	180,568	79,841
Other income	77,951	56,982
Total Revenues and other income	3,774,484	3,783,574
Expenses
Depreciation and amortization	1,301,873	1,357,803
Asset impairment	50,903	70,179
Interest expense	840,891	839,182
Leasing expenses	396,588	439,224
Restructuring related expenses	14,605	45,117
Selling, general and administrative expenses	252,035	254,244
Total Expenses	2,856,895	3,005,749
Income before income taxes and income of investments accounted for under the equity method	917,589	777,825
Provision for income taxes	(114,699)	(112,784)
Equity in net earnings of investments accounted for under the equity method	7,319	9,060
Net income	$810,209	$674,101
Net (income) loss attributable to non-controlling interest	(309)	7,879
Net income attributable to AerCap Holdings N.V.	$809,900	$681,980

Revenues and other income. The principal categories of our revenues and other income and their variances were as follows for the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,		Increase/	Percentage
	2017	2016	(Decrease)	Difference
	(U.S. Dollars in millions)
Lease revenue:
Basic lease rents	$3,159.0	$3,333.6	$(174.6)	(5)%
Maintenance rents and other receipts	357.0	313.2	43.8	14%
Net gain on sale of assets	180.6	79.8	100.8	126%
Other income	78.0	57.0	21.0	37%
Total revenues and other income	$3,774.6	$3,783.6	$(9.0)	0%

Basic lease rents.  Basic lease rents decreased by $174.6 million, or 5%, to $3,159.0 million during the nine months ended September 30, 2017 from $3,333.6 million during the nine months ended September 30, 2016. The decrease in basic lease rents recognized during the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016 was attributable to:

•                  the sale of 195 aircraft between January 1, 2016 and September 30, 2017 with an aggregate net book value of $3.3 billion on their sale dates, resulting in a decrease in basic lease rents of $262.3 million; and

•                  a decrease in basic lease rents of $193.0 million primarily due to re-leases and extensions at lower rates, which include the extension of leases prior to their contracted redelivery dates. The accounting for these extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

•                  the acquisition of 70 aircraft between January 1, 2016 and September 30, 2017 with an aggregate net book value of $6.8 billion on their acquisition dates, resulting in an increase in basic lease rents of $280.7 million.

Maintenance rents and other receipts.  Maintenance rents and other receipts increased by $43.8 million, or 14%, to $357.0 million during the nine months ended September 30, 2017 from $313.2 million during the nine months ended September 30, 2016. The increase in maintenance rents and other receipts recognized during the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016 was attributable to:

•                  an increase of $75.6 million in regular maintenance rents, primarily due to higher EOL compensation received, during the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016, partially offset by

•                  a decrease of $31.8 million in maintenance revenue and other receipts from early terminations and restructurings during the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016.

Net gain on sale of assets.  Net gain on sale of assets increased by $100.8 million, or 126%, to $180.6 million during the nine months ended September 30, 2017 from $79.8 million during the nine months ended September 30, 2016. During the nine months ended September 30, 2017, we sold 72 aircraft and reclassified 17 aircraft to net investment in finance and sales-type leases, whereas during the nine months ended September 30, 2016, we sold 87 aircraft and reclassified 16 aircraft to net investment in finance and sales-type leases. Net gain on sale of assets is impacted by the timing and composition of asset sales.

Other income.  Other income increased by $21.0 million, or 37%, to $78.0 million during the nine months ended September 30, 2017 from $57.0 million during the nine months ended September 30, 2016. The increase was primarily related to higher income from a lease termination agreement with a lessee.

Depreciation and amortization.  Depreciation and amortization decreased by $55.9 million, or 4%, to $1,301.9 million during the nine months ended September 30, 2017 from $1,357.8 million during the nine months ended September 30, 2016. The decrease was primarily due to a reduction in the size of our portfolio due to aircraft sales.

Asset impairment.  We recognized aggregate impairment charges of $50.9 million during the nine months ended September 30, 2017 as compared to $70.2 million during the nine months ended September 30, 2016. During the nine months ended September 30, 2017, we recognized impairment charges of $50.9 million on ten aircraft and one engine. We recognized impairment charges of $36.3 million related to lease terminations for three aircraft and one engine. These impairments were more than offset by lease revenue that we recognized when we retained maintenance related balances or received EOL compensation. We also recognized impairment charges of $14.6 million related to seven aircraft that were part of sale transactions. These impairments were largely offset by lease revenue that we recognized when we retained maintenance related balances. During the nine months ended September 30, 2016, we recognized impairment charges of $56.0 million related to lease terminations and amendments of lease agreements for 23 aircraft. These impairments were more than offset by lease revenue that we recognized when we retained maintenance related balances or received EOL compensation upon lease termination or amendment. In addition, during the nine months ended September 30, 2016, we recognized impairment charges of $14.2 million for ten aircraft that were part of portfolio sale transactions and were classified as flight equipment held for sale.

Interest expense.  Our interest expense increased by $1.7 million, or 0.2%, to $840.9 million during the nine months ended September 30, 2017 from $839.2 million during the nine months ended September 30, 2016. The increase in interest expense was primarily attributable to:

•                  an increase in our average cost of debt to 3.9% for the nine months ended September 30, 2017 as compared to 3.7% for the nine months ended September 30, 2016. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps. The increase in our average cost of debt was primarily due to the issuance of new longer-term bonds to replace shorter-term ILFC notes, which had lower reported interest expense as a result of the application of the acquisition method of accounting to the debt assumed as part of the ILFC acquisition. The increase in our average cost of debt resulted in a $49.7 million increase in our interest expense, partially offset by

•                  a decrease in our average outstanding debt balance by $1.6 billion to $27.9 billion during the nine months ended September 30, 2017 from $29.5 billion during the nine months ended September 30, 2016, primarily due to regular debt repayments, resulting in a $45.4 million decrease in our interest expense; and

•                  a $2.6 million decrease in non-cash mark-to-market losses on derivatives to $17.6 million recognized during the nine months ended September 30, 2017 from $20.2 million recognized during the nine months ended September 30, 2016.

Leasing expenses.  Our leasing expenses decreased by $42.6 million, or 10%, to $396.6 million during the nine months ended September 30, 2017 from $439.2 million during the nine months ended September 30, 2016. The decrease was primarily due to $21.0 million of lower expenses relating to airline defaults and restructurings, $14.8 million of lower maintenance rights expense and $6.8 million of lower regular aircraft transition costs, lessor maintenance contributions and other leasing expenses during the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016.

Restructuring related expenses.  Our restructuring related expenses decreased by $30.5 million, or 68%, to $14.6 million during the nine months ended September 30, 2017 from $45.1 million during the nine months ended September 30, 2016. Our restructuring related expenses were related to the AeroTurbine downsizing (refer to “Part I. Financial Information—Item 1. Note 18—AeroTurbine restructuring”).

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by $2.2 million, or 1%, to $252.0 million during the nine months ended September 30, 2017 from $254.2 million during the nine months ended September 30, 2016.

Income before income taxes and income of investments accounted for under the equity method.  For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $139.8 million, or 18%, to $917.6 million during the nine months ended September 30, 2017 from $777.8 million during the nine months ended September 30, 2016.

Provision for income taxes.  Our provision for income taxes increased by $1.9 million, or 2%, to $114.7 million during the nine months ended September 30, 2017 from $112.8 million during the nine months ended September 30, 2016. Our effective tax rate for the full year 2017 is expected to be 12.5% as compared to the effective tax rate of 14.5% for the full year 2016. It is impacted by the source and amount of earnings among our different tax jurisdictions. The higher effective tax rate in 2016 included a valuation allowance related to the AeroTurbine losses. Our effective tax rate was 12.5% for the nine months ended September 30, 2017 as compared to 14.5% for the nine months ended September 30, 2016. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.

Equity in net earnings of investments accounted for under the equity method.  Our equity in net earnings of investments accounted for under the equity method was $7.3 million during the nine months ended September 30, 2017 as compared to $9.1 million during the nine months ended September 30, 2016.

Net income.  For the reasons explained above, our net income increased by $136.1 million, or 20%, to $810.2 million during the nine months ended September 30, 2017 from $674.1 million during the nine months ended September 30, 2016.

Net (income) loss attributable to non-controlling interest.  Net income attributable to non-controlling interest was $0.3 million during the nine months ended September 30, 2017 as compared to a net loss of $7.9 million during the nine months ended September 30, 2016.

Net income attributable to AerCap Holdings N.V.  For the reasons explained above, net income attributable to AerCap Holdings N.V. increased by $127.9 million, or 19%, to $809.9 million during the nine months ended September 30, 2017 from $682.0 million during the nine months ended September 30, 2016.

Liquidity and capital resources

The following table presents our consolidated cash flows for the nine months ended September 30, 2017 and 2016.

	Nine Months Ended September 30,
	2017	2016
	(U.S. Dollars in millions)
Net cash provided by operating activities	$2,415.9	$2,446.0
Net cash used in investing activities	(1,980.4)	(556.6)
Net cash used in financing activities	(1,016.4)	(2,065.1)

Cash flows provided by operating activities.  During the nine months ended September 30, 2017, our cash provided by operating activities of $2,415.9 million was the result of net income of $810.2 million, non-cash and other adjustments to net income of $1,536.5 million and an increase in the net change in operating assets and liabilities of $69.2 million. During the nine months ended September 30, 2016, our cash provided by operating activities of $2,446.0 million was the result of net income of $674.1 million, non-cash and other adjustments to net income of $1,606.5 million and an increase in the net change in operating assets and liabilities of $165.4 million.

Cash flows used in investing activities.  During the nine months ended September 30, 2017, our cash used in investing activities of $1,980.4 million primarily consisted of cash used for the purchase of aircraft of $3,246.9 million and an increase in our restricted cash of $2.8 million, partially offset by cash provided by asset sales proceeds of $1,200.7 million and collections of finance and sales-type leases of $68.6 million. During the nine months ended September 30, 2016, our cash used in investing activities of $556.6 million primarily consisted of cash used for the purchase of aircraft and other fixed assets of $2,429.1 million and an increase in our restricted cash of $5.6 million, partially offset by cash provided by asset sales proceeds of $1,828.1 million and collections of finance and sales-type leases of $50.0 million.

Cash flows used in financing activities.  During the nine months ended September 30, 2017, our cash used in financing activities of $1,016.4 million primarily consisted of cash used for the payment of dividends to our non-controlling interest holders of $0.3 million, cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $863.9 million and cash used for debt repayments, debt issuance costs and other cash outflows, net of new financing proceeds of $333.8 million, partially offset by cash provided by net receipts of maintenance and security deposits of $181.6 million. During the nine months ended September 30, 2016, our cash used in financing activities of $2,065.1 million primarily consisted of cash used for the payment of dividends to our non-controlling interest holders of $10.5 million and cash used for the repurchase of shares and repayments of tax withholdings on share-based compensation of $778.9 million. In addition, cash was used for debt repayments and debt issuance costs, net of new financing proceeds of $1,425.7 million, partially offset by cash provided by net receipts of maintenance and security deposits of $150.0 million.

Aircraft leasing is a capital-intensive business and we have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of September 30, 2017, we had 413 new aircraft on order, including 187 Airbus A320neo Family aircraft, 104 Boeing 737MAX aircraft, 59 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, and 13 Airbus A350 aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital market transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.

Our existing sources of liquidity of $12.1 billion as of September 30, 2017, were sufficient to operate our business and cover at least 1.2x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity for the next 12 months include undrawn lines of credit, unrestricted cash, estimated operating cash flows, cash flows from contracted asset sales and other sources of funding.

In order to satisfy our contractual purchase obligations, we expect to source new debt finance for our capital expenditures through access to capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Our cash balance as of September 30, 2017 was $1.8 billion, including unrestricted cash of $1.5 billion. As of September 30, 2017, we had approximately $6.5 billion of undrawn lines of credit available under our credit and term loan facilities. Our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $8.9 billion as of September 30, 2017. Including estimated operating cash flows for the next 12 months, our total sources of liquidity were $12.1 billion as of September 30, 2017. As of September 30, 2017, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $0.4 billion and debt issuance costs and debt discounts of $0.2 billion, totaled $27.1 billion and primarily consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

Our debt, including fair value adjustments of $0.4 billion and net of debt issuance costs and debt discounts of $0.2 billion, was $27.3 billion as of September 30, 2017 and our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, was 3.9% during the nine months ended September 30, 2017. Our adjusted debt to equity ratio was 2.7 to 1 as of September 30, 2017. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures” for reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of September 30, 2017 and December 31, 2016.

Contractual obligations

Our contractual obligations consist of principal and interest payments on debt (excluding fair value adjustments, debt issuance costs and debt discounts), executed purchase agreements to purchase aircraft and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

The following table provides details regarding our contractual obligations, excluding purchase obligations, and their payment dates as of September 30, 2017:

Contractual obligations excluding purchase obligations	2017 - remaining	2018	2019	2020	2021	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$—	$770.0	$3,099.9	$2,650.0	$2,800.0	$4,500.0	$13,819.9
Secured debt facilities	262.3	2,374.5	975.4	1,291.8	857.5	5,948.3	11,709.8
Subordinated debt facilities	—	—	—	—	—	1,555.8	1,555.8
Estimated interest payments (a)	347.8	1,179.6	956.9	837.7	606.0	3,341.9	7,269.9
Operating leases (b)	3.0	11.0	8.6	8.5	8.6	61.0	100.7

(a)   Estimated interest payments for floating rate debt are based on rates as of September 30, 2017. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(b)   Represents contractual payments on our office and facility leases.

A summary of our purchase obligations as of December 31, 2016 can be found in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017. During the nine months ended September 30, 2017, we purchased 33 aircraft under the existing commitments. In June 2017, we signed an agreement with Boeing for an order of 30 Boeing 787-9 aircraft. The order has a total value of approximately $8.1 billion based on the current list price; however, we will receive significant concessions from Boeing which will lower the purchase price of each aircraft. Upon entering into a definitive agreement, we made an initial payment to Boeing, and expect no other payments during the remainder of 2017. We expect to make payments of approximately $0.5 billion during 2018 based on the current delivery schedule. As of September 30, 2017, we had commitments to purchase 413 new aircraft for delivery through 2024.

Off-balance sheet arrangements

We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 20—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.

Non-GAAP measures

The following are definitions of our non-GAAP measures and a reconciliation of such measures to the most closely related U.S. GAAP measures for the nine months ended September 30, 2017.

Net interest margin or net spread

This measure is the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps and swaps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of basic lease rents to net spread for the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,		Percentage
	2017	2016	Difference
	(U.S. Dollars in millions)
Basic lease rents	$3,159.0	$3,333.6	(5)%
Interest expense	840.9	839.2	0%
Adjusted for:
Mark-to-market of interest rate caps and swaps	(17.6)	(20.2)	(13)%
Adjusted interest expense	823.3	819.0	1%
Net interest margin, or net spread	$2,335.7	$2,514.6	(7)%

Adjusted debt to equity ratio

This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$27,287.6	$27,717.0
Adjusted for:
Cash and cash equivalents	(1,454.2)	(2,035.4)
50% credit for long-term subordinated debt	(750.0)	(750.0)
Adjusted debt	$25,083.4	$24,931.6

Equity	$8,602.6	$8,582.3
Adjusted for:
50% credit for long-term subordinated debt	750.0	750.0
Adjusted equity	$9,352.6	$9,332.3

Adjusted debt/equity ratio	2.7 to 1	2.7 to 1

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we enter into forward exchange contracts.

The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 9—Derivative assets and liabilities”, “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 12—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017, which provides further information on our debt and derivative financial instruments.

Interest rate risk

Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.

We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of September 30, 2017. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2017 - remaining	2018	2019	2020	2021	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$3,118.7	$2,687.9	$2,057.4	$1,536.5	$1,135.5	$330.2	$20.1
Weighted average strike rate	2.2%	2.3%	2.2%	2.2%	2.3%	2.2%

	2017 - remaining	2018	2019	2020	2021	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$1,766.6	$1,873.0	$1,884.8	$1,712.8	$926.7	$208.3	$8.5
Weighted average pay rate	1.7%	1.8%	1.8%	1.8%	1.9%	1.9%

The variable benchmark interest rates associated with these instruments ranged from one- to three-month U.S. dollar LIBOR.

Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations

Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.

Inflation

Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

PART II  OTHER INFORMATION

Item 1. Legal Proceedings

Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 22—Commitments and contingencies” in this report.

Item 1A. Risk Factors

There have been no material changes to the disclosure related to the risk factors as described in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

The following table presents repurchases of our ordinary shares made by us during the nine months ended September 30, 2017:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a) (b) (c) (d)
January 2017	2,028,459	$43.12	2,028,459	$96.6
February 2017	1,672,155	45.86	1,672,155	369.9
March 2017	2,850,495	45.23	2,850,495	241.0
April 2017	2,394,641	44.54	2,394,641	134.3
May 2017	2,320,442	45.04	2,320,442	329.8
June 2017	1,800,896	45.72	1,800,896	247.5
July 2017	1,121,487	48.38	1,121,487	443.2
August 2017	1,991,100	49.18	1,991,100	345.3
September 2017	2,297,214	49.75	2,297,214	231.0
Total	18,476,889	$46.17	18,476,889	$231.0

(a)         In February 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $350 million of AerCap ordinary shares through June 30, 2017. We completed this share repurchase program on June 12, 2017.

(b)         In May 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $300 million of AerCap ordinary shares through September 30, 2017. In July 2017, this share repurchase program was extended to run through December 31, 2017. We completed this share repurchase program on September 26, 2017.

(c)          In July 2017, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through December 31, 2017. In October 2017, this share repurchase program was extended to run through March 31, 2018. As of October 27, 2017, the dollar amount remaining under this share repurchase program was $195.9 million.

(d)         In October 2017, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through March 31, 2018.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.